                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Input/Output, Inc.
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    457652105
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                                 (CUSIP Number)

                                  SCF-IV, L.P.
                             600 Travis, Suite 6600
                              Houston, Texas 77002
                          Attention: Anthony F. DeLuca
                                 (713) 227-7888
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 17, 1999
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-IV, L.P.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

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3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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    NUMBER       7        SOLE VOTING POWER
      OF
    SHARES                        6,764,705*
 BENEFICIALLY    --------------------------------------------------------------
     OWNED       8        SHARED VOTING POWER
      BY                          None
     EACH        --------------------------------------------------------------
   REPORTING     9        SOLE DISPOSITIVE POWER
    PERSON
     WITH                         6,764,705*
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                  None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,764,705*
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.8%**
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14       TYPE OF REPORTING PERSON
         PN
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         *     The reporting person owns 40,000 shares of Series B Preferred
               Stock and 15,000 shares of Series C Preferred Stock of the Issuer. The Series B Preferred Stock and the Series C Preferred Stock will not be convertible into Common Stock until the earlier of May 7, 2002 or certain change of control events. The Series B Preferred Stock and Series C Preferred Stock will automatically be converted into Common Stock on May 7, 2004. Based on the Series B Preferred Stock's $8.00 fixed conversion price, the Series B Preferred Stock would be convertible into 5,000,000 shares of Common Stock of the Issuer. Based on the Series C Preferred Stock's $8.50 fixed conversion price, the Series C Preferred Stock would be convertible into 1,764,705 shares of Common Stock of the Issuer. The amount indicated for both the Series B Preferred Stock and the Series C Preferred Stock excludes an indeterminate number of additional shares of Common Stock that may be acquired upon conversion of the Series B Preferred Stock or Series C Preferred Stock based on certain market price based conversion provisions set forth in the Certificate of Designation relating to such series, or in respect of accrued and unpaid dividends.
         **    Based on information provided by the Issuer as of August 13,
               1999.
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                                       -2-

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-IV, G.P., Limited Partnership

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

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3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
    NUMBER       7        SOLE VOTING POWER
      OF
    SHARES                        6,764,705*
 BENEFICIALLY    --------------------------------------------------------------
     OWNED       8        SHARED VOTING POWER
      BY                          None
     EACH        --------------------------------------------------------------
   REPORTING     9        SOLE DISPOSITIVE POWER
    PERSON
     WITH                         6,764,705*
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                  None
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,764,705*
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.8%**
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14       TYPE OF REPORTING PERSON
         PN
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         *     The reporting person may be deemed to own beneficially 40,000 shares of Series B Preferred Stock and 15,000 shares of Series C Preferred Stock of the Issuer. The Series B Preferred Stock and the Series C Preferred Stock will not be convertible into Common Stock until the earlier of May 7, 2002 or certain change of control events. The Series B Preferred Stock and Series C Preferred Stock will automatically be converted into Common Stock on May 7, 2004. Based on the Series B Preferred Stock's $8.00 fixed conversion price, the Series B Preferred Stock would be convertible into 5,000,000 shares of Common Stock of the Issuer. Based on the Series C Preferred Stock's $8.50 fixed conversion price, the Series C Preferred Stock would be convertible into 1,764,705 shares of Common Stock of the Issuer. The amount indicated for both the Series B Preferred Stock and the Series C Preferred Stock excludes an indeterminate number of additional shares of Common Stock that may be acquired upon conversion of the Series B Preferred Stock or Series C Preferred Stock based on certain market price based conversion provisions set forth in the Certificate of Designation relating to such series, or in respect of accrued and unpaid dividends.
         **    Based on information provided by the Issuer as of August 13,
               1999.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons & Associates, Incorporated

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         AF

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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    NUMBER       7        SOLE VOTING POWER
      OF
    SHARES                        6,764,705*
 BENEFICIALLY    --------------------------------------------------------------
     OWNED       8        SHARED VOTING POWER
      BY                          None
     EACH        --------------------------------------------------------------
   REPORTING     9        SOLE DISPOSITIVE POWER
    PERSON
     WITH                         6,764,705*
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                  None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,764,705*
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.8%**
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14       TYPE OF REPORTING PERSON
         CO
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         *     The reporting person may be deemed to own beneficially 40,000 shares of Series B Preferred Stock and 15,000 shares of Series C Preferred Stock of the Issuer. The Series B Preferred Stock and the Series C Preferred Stock will not be convertible into Common Stock until the earlier of May 7, 2002 or certain change of control events. The Series B Preferred Stock and Series C Preferred Stock will automatically be converted into Common Stock on May 7, 2004. Based on the Series B Preferred Stock's $8.00 fixed conversion price, the Series B Preferred Stock would be convertible into 5,000,000 shares of Common Stock of the Issuer. Based on the Series C Preferred Stock's $8.50 fixed conversion price, the Series C Preferred Stock would be convertible into 1,764,705 shares of Common Stock of the Issuer. The amount indicated for both the Series B Preferred Stock and the Series C Preferred Stock excludes an indeterminate number of additional shares of Common Stock that may be acquired upon conversion of the Series B Preferred Stock or Series C Preferred Stock based on certain market price based conversion provisions set forth in the Certificate of Designation relating to such series, or in respect of accrued and unpaid dividends.
         **    Based on information provided by the Issuer as of August 13,
               1999.
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                                       -4-

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
    NUMBER       7        SOLE VOTING POWER
      OF
    SHARES                        6,764,705*
 BENEFICIALLY    --------------------------------------------------------------
     OWNED       8        SHARED VOTING POWER
      BY                          None
     EACH        --------------------------------------------------------------
   REPORTING     9        SOLE DISPOSITIVE POWER
    PERSON
     WITH                         6,764,705*
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                  None
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,764,705*
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [X]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.8%**
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
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          *     The reporting person may be deemed to own beneficially 40,000 shares of Series B Preferred Stock and 15,000 shares of Series C Preferred Stock of the Issuer. The Series B Preferred Stock and the Series C Preferred Stock will not be convertible into Common Stock until the earlier of May 7, 2002 or certain change of control events. The Series B Preferred Stock and Series C Preferred Stock will automatically be converted into Common Stock on May 7, 2004. Based on the Series B Preferred Stock's $8.00 fixed conversion price, the Series B Preferred Stock would be convertible into 5,000,000 shares of Common Stock of the Issuer. Based on the Series C Preferred Stock's $8.50 fixed conversion price, the Series C Preferred Stock would be convertible into 1,764,705 shares of Common Stock of the Issuer. The amount indicated for both the Series B Preferred Stock and the Series C Preferred Stock excludes an indeterminate number of additional shares of Common Stock that may be acquired upon conversion of the Series B Preferred Stock or Series C Preferred Stock based on certain market price based conversion provisions set forth in the Certificate of Designation relating to such series, or in respect of accrued and unpaid dividends.
          **    Based on information provided by the Issuer as of August 13,
                1999.
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                                       -5-

         Reference is made to the Statement on Schedule 13D (the "Statement") filed on April 30, 1999 by the Reporting Persons with respect to their beneficial ownership of common stock, par value $.01 per share (the "Common Stock"), of Input/Output, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is amended to add the following:

         On May 7, 1999, SCF-IV purchased 40,000 shares of Series B Preferred Stock for $40,000,000 pursuant to the Purchase Agreement. On August 17, 1999, SCF-IV purchased 15,000 shares of Series C Preferred Stock for $15,000,000 pursuant to the Purchase Agreement. SCF-IV obtained the consideration for these purchases from its partners in the form of capital contributions.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Statement is amended to add the following:

         The Shares are held for investment purposes. SCF-IV intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SCF-IV, general stock market and economic conditions, tax considerations and other factors deemed relevant, SCF-IV may decide to increase or decrease the size of its investment in the Issuer, subject to the terms of the Purchase Agreement.

         In accordance with the terms of the Purchase Agreement and the Shares, the Issuer has increased its Board of Directors by one and appointed David C. Baldwin, as SCF-IV's designee, to the Board of Directors. The holders of Series B Preferred Stock and the Series C Preferred Stock, voting together with Permitted Parity Securities (which are defined as up to 20,000 shares of preferred stock, each share of which (i) has a liquidation preference of not more than $1,000 per share, (ii) has a dividend rate of not more than one percent per annum, (iii) has no more than one vote per share with respect to matters on which it votes together with the Series B Preferred Stock and Series C Preferred Stock and (iv) is pari passu with the Series B Preferred Stock and Series C Preferred Stock with respect to the payment of dividends and distributions upon liquidation) as a separate class with one vote per share, are entitled to elect one member of the Board of Directors of the Issuer.

         Additionally, holders of the Series B Preferred Stock and the Series C Preferred Stock are entitled to vote upon all matters upon which the holders of Common Stock are entitled to vote. The holders of Series B Preferred Stock, when voting together with the Common Stock as a single class, are entitled to cast a number of votes equal to $1,000.00 (plus any accrued and unpaid dividends through the record date for determining shareholders entitled to vote) divided by the conversion price of $8.00 (as adjusted from time to time in accordance with the Series B Preferred Stock's Certificate of Designation). The holders of Series C Preferred Stock, when voting together with the Common Stock as a single class, are entitled to cast a number of votes equal to $1,000.00 (plus any accrued and unpaid dividends through the record date for determining shareholders entitled to vote) divided by the conversion price of $8.50 (as adjusted from time to time in accordance with the Series C Preferred Stock's Certificate of Designation).

         The Purchase Agreement, the Certificates of Designation relating to the Series B Preferred Stock and the Series C Preferred Stock, and the Registration Rights Agreement are included as exhibits hereto and incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is amended to add the following:

         (a) and (b). Based upon information provided by the Issuer, 50,667,631 shares of Common Stock were issued and outstanding as of August 13, 1999. SCF-IV may be deemed to beneficially own 6,764,705 shares of Common Stock based on its ownership of 40,000 shares of Series B Preferred Stock and 15,000 shares of Series C Preferred Stock. The 6,764,705 shares of Common Stock represent shares issuable to SCF-IV upon conversion of (i) the Series B Preferred Stock based on an $8.00 fixed conversion price and (ii) the Series C Preferred Stock based upon an $8.50 fixed conversion price. Such 6,764,705 shares of Common Stock would constitute approximately 11.8% of the issued and outstanding Common Stock of the Issuer. This amount excludes an indeterminate number of additional shares of Common Stock that may be acquired by SCF-IV upon conversion of the Shares pursuant to market price based conversions, or in respect of accrued and unpaid dividends.

         SCF-IV G.P. does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-IV, it may be deemed to beneficially own all of the shares of Common Stock of the Issuer SCF-IV is deemed to beneficially own as described above. Simmons & Associates does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-IV G.P., it may be deemed to beneficially own all of the shares of Common Stock of the Issuer SCF-IV G.P. is deemed to beneficially own. L. E. Simmons does not directly own any securities of the Issuer, but, because he is the sole stockholder of Simmons & Associates, he may be deemed to beneficially own all of the shares of Common Stock of the Issuer Simmons & Associates is deemed to beneficially own.

         The Shares will not be convertible into Common Stock until the earlier of May 7, 2002 or certain change of control events. Thus, SCF-IV and the other Reporting Persons disclaim beneficial ownership of such shares of Common Stock.

         (c). Other than the transactions described herein, neither SCF-IV nor any person identified in Item 2 has effected any transactions in the Common Stock of the Issuer during the preceding sixty days.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

    *A. Purchase Agreement by and between SCF-IV and the Issuer, dated April 21, 1999.

         B. Certificate of Designation related to Series B Preferred Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 1999).

       **C.       Certificate of Designation related to Series C Preferred
                  Stock.

         D. Registration Rights Agreement by and between SCF-IV and the Issuer, dated May 7, 1999 (incorporated by reference to
                  Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 1999).

        *E. Joint Filing Agreement, dated as of April 30, 1999, by and among SCF-IV, SCF-IV G.P., Simmons & Associates and L. E. Simmons.

         ---------------
         *        Previously filed.
         **       Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 18, 1999

                    SCF-IV, L.P.

                    By:      SCF-IV, G.P., Limited Partnership

                             By:      L. E. Simmons & Associates, Incorporated

                                      By: /s/ L. E. Simmons
                                          ------------------------------------
                                              L. E. Simmons, President

                    SCF-IV, G.P., LIMITED PARTNERSHIP

                    By:      L. E. Simmons & Associates, Incorporated

                             By: /s/ L. E. Simmons
                                 ------------------------------------
                                     L. E. Simmons, President

                    L. E. SIMMONS & ASSOCIATES, INCORPORATED

                    By: /s/ L. E. Simmons
                        ------------------------------------
                            L. E. Simmons, President

                    L. E. SIMMONS

                    /s/ L. E. Simmons
                    ----------------------------------------
                        L. E. Simmons, individually

                                  EXHIBIT INDEX

      Exhibit
      Number                       Description
      -------                      -----------
        *A.       Purchase Agreement by and between SCF-IV and the Issuer, dated
                  April 21, 1999.

         B.       Certificate of Designation related to Series B Preferred Stock
                  (incorporated by reference to Exhibit 4.1 to the Issuer's
                  Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 1999).

       **C.       Certificate of Designation related to Series C Preferred
                  Stock.

         D. Registration Rights Agreement by and between SCF-IV and the Issuer, dated May 7, 1999 (incorporated by reference to
                  Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 1999).

        *E. Joint Filing Agreement, dated as of April 30, 1999, by and among SCF-IV, SCF-IV G.P., Simmons & Associates and L. E.
                  Simmons.

         ---------------
         *        Previously filed.
         **       Filed herewith.